SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):                    ☐ Form 10-K                    ☐ Form20-F                     ☐ Form 11-K                    ☒ Form 10-Q                    ☐ Form N-SAR

For Period Ended: September 30, 2010
[  ] Transition Report on Form 10-K
[  ] Transition Report on From 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

RFMC Global Directional Fund, L.P.

Full Name of Registrant

Not Applicable

Former Name if Applicable

4 Benedek Road

Address of Principal Executive Office (Street and Number)

Princeton, New Jersey 08540

City, State and Zip Code

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

_	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

_	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The review of the document by all appropriate persons was not completed.

PART IV -- OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Peter Schultz                                           (312)                                           701-8477
       (Name)                                                  (Area Code)                            (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes __No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

__Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RFMC Global Directional  Fund, L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Robert L. Lerner
Robert L. Lerner, President of Ruvane Fund Management Corporation,
the general partner of RFMC Global Directional Fund, L.P.

Date: November 16, 2010

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.